August 11, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. George Lovato, Jr.
President and Chief Executive Officer
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

Re:	Americana Publishing, Inc.
      Form SB-2 Filed May 9, 2005
      Form 10-KSB for the year ended December 31, 2004
	Commission file #: 000-25783

Dear Mr. Lovato:

We have reviewed your August 10, 2005 response letter and have the following comments. Please file an amended Form 10-KSB and Form SB-2 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004
Form SB-2 Filed May 9, 2005

Liquidity and Capital Resources, page 19

1. We note from your response to comment 4 that you have reflected the accounting for the shares of restricted stock in the Form SB-2, however the disclosure appears only to be made in the notes to the financial statements. Please revise your filing to include the disclosure of the accounting for the shares of restricted stock in the
MD&A section of the Form SB-2.



Financial Statements for the interim period ended March 31, 2005 included in Form SB-2 and Form 10-QSB for the quarter ended March
31,
2005

Note 7. Subsequent Event

2. Tell us and explain in Note 7 how the conversion terms of the $75,000 convertible note payable to Advantage Fund One LLC that was converted into 25,000,000 shares (at a conversion price of $.003) was determined. Please indicate in your response and in your revised disclosure whether this note provided for a beneficial conversion feature. If so, please disclose how it was accounted for in your financial statements. If not, please explain why.

Note 8. Issuance of Restricted Stock

3. The disclosures in Note 8 which indicate that the 1,478,940 shares issued to Cornell Capital Partners were valued at $.03 or $44,368 are inconsistent with the disclosures provided in Item 2 of your Form 10-
QSB which indicate the shares were valued at $.02 or $29,578. Also, the disclosure in Note 8 indicating that the 500,000 shares issued to
Newbridge Securities were valued at $.03 or $15,000 are inconsistent with the disclosures in Item 2 which indicate the shares were valued at $.02 or $10,000. Please reconcile and revise these disclosures.

Note 13. Convertible Debt,

4. We note that you have revised the Form SB-2 to include a note disclosing information related to the conversion of notes payable into restricted stock, however we do not believe that the disclosure clearly reflects the transactions. Please revise your disclosure to clearly present the entire transaction, beginning with the date that it occurred, the parties involved and the transaction that took place.
Additionally, please tell us and include in your disclosure how you determined the value of the stock to be issued for the conversion of the $39,500 note payable.

5. Also, the disclosures in Note 13 are inconsistent with the disclosures provided in Item 2 of your Form 10-QSB. For example, Item
2 indicates that 500,000 shares valued at $.02 or $10,000 were issued
for a note conversion whereas Note 13 indicates that 500,000 shares
were converted at $.01 in accordance with the original agreement for a
note conversion of $5,000. Similarly, Item 2 indicates that
3,650,000
shares valued at $.02 or $73,000 were issued for a note conversion whereas note 13 indicates 3,600,000 shares was issued to convert a note for $39,500. Please reconcile and revise these disclosures.

Financial Statements for the year ended December 31, 2004
Note 13.  Acquisition of Coreflix, page F-25

6. We note from your response to comment 5 that you have added a note to the financial statements as of December 31, 2004 to describe the
Coreflix transaction, however the note does not appear to be appropriately descriptive of the transaction or include the disclosures required in paragraphs 51-55 of SFAS 141. Please revise your note to include details of the transaction such as the date of the acquisition, the purchase price, the percentage of voting interest acquired, the amount assigned to each major asset and liability of Coreflix, etc. See paragraphs 51-55 of SFAS No. 141. Your current disclosures appear to imply that management does not believe this acquisition transaction is material. However, we do not concur with this conclusion as the total consideration issued in this transaction was $120,000 or more than 10% of the Company`s total assets. Accordingly, please revise to include the requested disclosures. In addition, please revise your statement of changes in shareholders` equity to provide separate disclosure of the shares issued in this acquisition transaction as it is currently unclear where this transaction has been reflected in your statement of changes in shareholders` equity.

Other

7. Please update the financial statements and related disclosures included in your Form SB-2 registration statement in accordance with
Item 310(g) of Regulation S-B.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. George Lovato
Americana Publishing, Inc
August 11, 2005
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